July 26, 2007

Michael D. Pappas, Esq.
Associate General Counsel
Genworth Life and Annuity Insurance Company
6610 W. Broad Street
Richmond, Virginia 23230

      Re: Genworth Life of New York VA Separate Account 1
              Genworth Life Insurance Company of New York
              Initial Registration Statement filed on Form N-4
              <u>File Nos. 333-143408 and 811-8475</u>

Dear Mr. Pappas:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on May 31, 2007. The registration statement received a selective review based on your representation that the filing is substantially similar to another currently effective registration statement filed on behalf of Genworth Life Insurance Company of New York and its separate account (File Nos. 333-140908). Based on our limited review, we have the following comments (page numbers refer to the courtesy copy provided to the staff):

1.   Cover Page

For clarity, please consider revising the cover page to disclose that neither the Guarantee Account nor the living benefit rider options are available for contracts purchased with the Full Access option. The cover page currently states that the Guarantee Account and certain of the optional riders provided under the contract <u>may</u> not be available with the Full Access feature, which is confusing because the Guarantee Account is not available for contracts with the Full Access option and none of the living benefits may be elected if a contract is purchased with the Full Access feature (only the Annual Step-Up Death Benefit Rider is available).

2.   Annual Portfolio Expenses (p. 9)

Please advise the staff whether any of the available portfolio companies invest in shares of one or more Acquired Funds. If so, please confirm that Total Annual Portfolio Operating Expenses for the portfolio company include fees and expenses incurred indirectly by the portfolio company as a result of investment in shares of one or more Acquired Funds, calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

3.   **Power of Attorney** (Part C)

        If any name is to be signed to the registration statement pursuant to a power of attorney, please ensure that the power of attorney "relates to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

4.   **Financial Statements, Exhibits, and Other Information**

        Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

5.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        ****

        Please respond to these comments in a pre-effective amendment to the registration statement and in a letter to me. If you are of the opinion that no change in the registration statement is necessary in response to any comment, so indicate in a letter to the staff and

state the basis for your opinion. Although the staff has completed the initial review of the registration statement, please be advised that the registration statement will be reviewed by the Assistant Director of the Division of Investment Management, Office of Insurance Products, after the above comments are resolved. Accordingly, the staff reserves the right to comment further on any forthcoming amendments**.**

After resolution of all disclosure issues, a written request from the registrant and its principal underwriters must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions or comments, please feel free to call me at (202) 551-6765. Mail or deliveries should include a reference to Mail Stop 5-6, and our zip code 20549-0506. My facsimile number is (202) 628-0760.

Sincerely,

Mark A. Cowan
Senior Counsel
Office of Insurance Products